CURATECH INDUSTRIES, INC.
6337 Highland Drive, No. 1053
Salt Lake City, Utah 84121

September 11, 2008

Tabatha Akins
Staff Accountant
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549	VIA EDGAR

Re:	CuraTech Industries, Inc. (the “Company”)
Form 10-KSB for the year ended
December 31, 2007
File No. 000-51140

Dear Ms. Akins:

This letter is being filed in response to a comment letter from the Commission dated July 21, 2008.

Management completed its evaluation of internal control over financial reporting in connection with management’s year end activities. The disclosure concerning management’s evaluation of internal control over financial reporting was overlooked and not included in the original annual report on Form 10-KSB filed by the Company. The Company has now amended Item 8A. Controls and Procedures of its annual report to read as follows:

ITEM 8A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of management, Lincoln M. Dastrup, acting as our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”), as of December 31, 2007. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure, for the following reason:

- we overlooked the inclusion of our management’s annual report on internal control over financial reporting in our initial annual report filed on Form 10-KSB for the year ended December 31, 2007, and as a result we determined that we had a material weakness in our ability to determine certain changes in the laws that affect our disclosure obligations.

Tabatha Akins
U.S. Securities & Exchange Commission
September 10, 2008

We are developing a plan to ensure that we are aware of changes in the laws that affect our disclosure obligations, to ensure that all information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported accurately and timely. As of the date of this amended report, we have taken the following steps to address the material weakness in our disclosure controls and procedures:

1.	Before each report is prepared, we will review the Commission’s website, , in an effort to determine any recent changes in the laws affecting our disclosure obligations; and
2.
As each report is prepared, we will discuss with our independent consultants who assist us in the preparation of the reports and financial statements included within the reports whether they are aware of any recent changes in the laws affecting our disclosure obligations.

The remainder of our plan involves seeking additional training of existing personnel in the area of SEC reporting issues and/or, to the extent deemed necessary, the possible hiring of personnel or outside consultants who are familiar and conversant with SEC reporting issues.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal accounting officer, conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control -Integrated Framework. Based upon this evaluation, our management, including the Chief Executive Officer and Principal Financial Officer, has concluded that our internal controls over financial reporting were effective as of December 31, 2007.

During the quarter ended December 31, 2007, and since the evaluation date, there has been no change in our internal controls over financial reporting (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only the management’s report in this annual report.

In response to your comment that the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B be revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B, the certifications have been so revised, and have been filed as Exhibits 31.1 and 31.2 to the Form 10-KSB/A.

Tabatha Akins
U.S. Securities & Exchange Commission
September 10, 2008

In response to the Commission’s letter to CuraTech Industries, Inc. as of July 21, 2008, this letter will confirm the following:

1. CuraTech Industries, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. CuraTech Industries, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter, please let me know.

Sincerely,

/s/ Lincoln M. Dastrup
Lincoln M. Dastrup

Enclosure
cc:	Robert N. Wilkinson, via email
Keith Elison, via email